SECURITIES A
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11020753

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MAR 01 2011
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22651

FACING PAGE
Information Required of Brokers and Dealers Pursuance to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER:

UBS Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

677 Washington Blvd.
(No. and Street)

Stamford	**CT**	**06901**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Patrick J. Canavan — **(203) 719-0763**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Per E. Dyrvik**, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of **UBS Securities LLC (the "Company")**, as of **December 31, 2010**, is true and correct. I further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Per E. Dyrvik
Managing Director

Notary Public

Cynthia M. Walshe
NOTARY PUBLIC
State of Connecticut
My Commission Expires
August 31, 2013

This report contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- [ ] (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- [ ] (q) Computation of CFTC Minimum Net Capital Requirements.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3)*

UBS Securities LLC

Statement of Financial Condition

December 31, 2010

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

The Members of
UBS Securities LLC

We have audited the accompanying statement of financial condition of UBS Securities LLC (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of UBS Securities LLC at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 28, 2011

UBS Securities LLC
Statement of Financial Condition

December 31, 2010
(In Thousands)

Assets		
Cash		$ 110,241
Receivables from customers		10,136,658
Receivables from brokers, dealers and clearing organizations		12,592,264
Securities borrowed		66,249,058
Securities purchased under agreements to resell		58,007,372
Securities owned, at fair value	$ 29,720,490	
Securities owned, pledged as collateral, at fair value	19,819,018	
Total securities owned		49,539,508
Securities received as collateral		389,771
Exchange memberships, at cost (fair value $43,709)		39,154
Goodwill and intangible assets (net of accumulated amortization of $36,650)		769,390
Dividends and interest receivable		271,342
Other assets		1,693,459
		$ 199,798,217
Liabilities and members' equity		
Short-term borrowings		$ 4,572,377
Payables to customers		32,674,049
Payables to brokers, dealers and clearing organizations		10,211,544
Securities loaned		25,717,327
Securities sold under agreements to repurchase		87,748,663
Securities sold, not yet purchased, at fair value		17,905,429
Obligation to return securities received as collateral		389,771
Dividends and interest payable		191,617
Other liabilities and accrued expenses		2,094,196
		181,504,973
Subordinated borrowings		12,425,000
Members' equity		5,868,244
		$ 199,798,217

See accompanying notes.

1. Organization

UBS Securities LLC (the "Company") is an indirect wholly-owned subsidiary of UBS AG (the "Parent"). The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("NYSE"), the Financial Industry Regulatory Authority ("FINRA"), the NASDAQ, and other principal exchanges. In addition, the Company is a registered futures commission merchant and a member of certain major United States commodity exchanges. The Company is also a primary dealer in U.S. Government securities and provides a full range of investment banking services, including corporate finance, mergers and acquisitions, capital markets, trading and sales, fixed income, equity research and prime brokerage operations.

UBS Americas Inc., a direct wholly owned subsidiary of the Parent, owns all of the Company's Preferred Member's Interest. UBS Americas Inc., together with the Parent, owns all of the Company's Class A and B Members' Interests. See Note 8 for additional information.

2. Significant Accounting Policies

Customers' securities and commodities transactions are recorded on a settlement date. Proprietary securities and commodities transactions are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased are stated at fair value. The fair value is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities.

The Company is a non-transferor sponsor for securitizations in various consumer and commercial financial assets. As a result of these securitizations, it may temporarily retain one or more beneficial interests in the securitized assets, including senior and subordinated tranches, interest-only strips or other residual interests ("retained interests"). Retained interests are recorded in securities owned at their current fair value. The fair value of retained interests is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models, which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities.

2. Significant Accounting Policies (continued)

Securities purchased under agreements to resell and securities sold under agreements to repurchase generally are collateralized by U.S. Government, agency and mortgage-backed securities and are carried at the amounts at which the securities will be subsequently resold or repurchased. Open repurchase and resale transactions are presented net in the accompanying statement of financial condition where net presentation is permitted. It is the Company's policy to take possession of securities purchased under agreements to resell. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate, or refunded as necessary. Counterparties are principally primary dealers of U.S. Government securities and financial institutions.

Securities borrowed and loaned result from transactions primarily with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. To the extent that the Company receives securities collateral in exchange for securities lent, such transactions are included in securities received as collateral and obligation to return securities received as collateral in the statement of financial condition. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on repurchase and resale contract amounts, securities borrowed and loaned transactions and interest bearing trading assets and liabilities included in securities owned and securities sold, not yet purchased. Dividends are accrued on equity securities owned and securities sold, not yet purchased on ex-dividend date. Such interest and dividends are included in dividends and interest receivable, and dividends and interest payable on the statement of financial condition.

Fixed assets include furniture and equipment, which are depreciated using the straight-line method over the useful lives of the assets, and leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life. Fixed assets are included in the Company's statement of financial condition as a component of other assets.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Goodwill and intangible assets, with indefinite lives, are not amortized; instead, these assets are subject to annual impairment tests. There was no impairment to goodwill and intangible assets with indefinite lives during 2010. Through the demutualization of certain exchange seats that occurred in 2010, the Company acquired intangible assets, with indefinite lives, of $10,443. Intangible assets with useful lives, consisting of customer relationships, totaling $143,200 (less accumulated amortization of $73,180) are amortized over ten years and are included net in other assets.

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

The Company is treated as a partnership for U.S. federal, state and local income tax purposes. As such, the Company is not required to provide for or pay any U.S. federal income taxes. All income, expense, gain or loss of the Company flows through to its partners and is allocated in accordance with the LLC agreement and related tax law. The federal, state and local income tax on such income is the responsibility of the partners. The Company is itself subject to New York City Unincorporated Business Tax ("UBT") for which it accrues current and deferred taxes. The Company may also be subject to other state and local taxes in jurisdictions in which it operates. For income tax purposes, the Company has a fiscal year ending December 31.

In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-13, Revenue Recognition (ASC Topic 605), "Multiple-Deliverable Revenue Arrangements" ("ASU No. 2009-13"). ASU No. 2009-13 amends the guidance that in the absence of vendor-specific objective and third-party evidence for deliverables in multiple-deliverable arrangements, companies will be required to develop a best estimate of the selling price to separate deliverables and allocate arrangements consideration using the relative selling price method. ASU No. 2009-13 expands the disclosure requirements for multiple-deliverable revenue arrangements. ASU No. 2009-13 is effective for financial statements issued for fiscal years beginning after June 15, 2010. Early adoption is permitted, and the Company is currently evaluating the potential impact of ASU No. 2009-13 on its statement of financial condition.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Also in October 2009, the FASB issued ASU No. 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing ("ASU No. 2009-15"). ASU No. 2009-15 amends ASC Topic 470; Subtopic 20 (Debt with Conversion and Other Options) to expand accounting and reporting guidance for own-share lending arrangements issued in contemplation of convertible debt issuance. ASU No. 2009-15 is effective for fiscal years beginning on or after December 15, 2009 and interim periods within those fiscal years for arrangements outstanding as of the beginning of those fiscal years. The Company adopted ASU No. 2009-15 on January 1, 2010, and it did not have a material impact on the Company's statement of financial condition.

In December 2009, the FASB issued ASU No. 2009-16, Transfers and Servicing (ASC Topic 860), "Accounting for Transfers of Financial Assets" ("ASU No. 2009-16") and ASU No. 2009-17, Consolidations (ASC Topic 810), "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" ("ASU No. 2009-17"). As a result of these new standards, the Company may be required to consolidate former qualifying special purpose entities ("QSPEs" / "SPEs"), that previously were not subject to consolidation and to which the Company had previously sold assets, and the Company may also be required to consolidate other Variable Interest Entities ("VIEs") that are not currently consolidated or de-consolidate entities that are currently consolidated. These topics were effective for periods beginning after December 15, 2009, and could not be early adopted. As required, the Company adopted ASU No. 2009-16 and ASU No. 2009-17 on January 1, 2010.

As a result of implementing these new accounting standards - ASU No. 2009-16 and ASU No. 2009-17, changes were applied to the basis of consolidation. First, the concept of the QSPE has been removed from FASB ASC Topic 860 – "Accounting for Transfers of Financial Assets" ("ASC Topic 860"). Second, former QSPEs are now included in the scope of FASB ASC Topic 810 – "Consolidations" ("ASC Topic 810"). Third, the FASB has changed the method of determining which party should consolidate the VIE (known as the primary beneficiary) from a quantitative risks and rewards model to a qualitative model based primarily upon having a controlling financial interest in the VIE. The party that has a controlling financial interest has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses or the right to receive benefits from the VIE that could be potentially significant to the VIE. Lastly, the new standard requires that the primary beneficiary analysis be re-evaluated whenever circumstances change. The previous rules required reconsideration of the primary beneficiary only when specified reconsideration events occurred. As a result, the Company was required to consolidate certain VIEs and former QSPEs with which it currently has involvement into securities owned, at fair value on the Company's

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

statement of financial condition. This consolidation did not have a material impact on the Company's statement of financial condition.

U.S. generally accepted accounting principles ("U.S. GAAP") require consolidation of entities on the basis of controlling a majority of voting rights. However, in certain situations, there are no voting rights, or control of a majority of voting rights is not a reliable indicator of the need to consolidate. U.S. GAAP requires that control over an entity be assessed first based on voting interests, but if voting interests do not exist, or differ significantly from economic interests or if holders of the equity investment at risk lack the power to direct activities of the entity, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity, the entity is considered a VIE under ASC Topic 810 and control is based on a qualitative determination of which party has a controlling financial interest in the VIE.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASC Topic 820), "Improving Disclosures about Fair Value Measurements" ("ASU No. 2010-06"). ASU No. 2010-06 improves existing disclosures and adds new disclosures surrounding fair value measurement. ASU No. 2010-06 requires new disclosures surrounding the amounts of significant transfers in and out of Level 1 and Level 2, and describing the reasons for such transfers. This disclosure requirement is effective for reporting periods beginning after December 15, 2009. The Company adopted ASU 2010-06 on January 1, 2010, and it did not have a material impact on the Company's statement of financial condition.

In addition, certain disclosures of roll forward activity in Level 3 have been enhanced to include disclosures of the gross purchases, sales, issuances and settlements activity in Level 3. This improved disclosure requirement is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently assessing the impact that this will have on its statement of financial condition.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results may differ from those estimates.

(In Thousands, except share data)

3. Cash and Securities Segregated Under Federal Regulations

Included in cash at December 31, 2010 is $32,183 of cash segregated and secured in accordance with federal and other regulations. In addition, U.S. Government obligations with a market value of approximately $3,148,379, which are primarily included in securities purchased under agreements to resell on the statement of financial condition, have been segregated in an account reserved for the exclusive benefit of customers under Securities and Exchange Commission ("SEC") Rule 15c3-3.

4. Securities Owned and Securities Sold, Not Yet Purchased

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and / or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable internal inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company utilizes a three-level valuation hierarchy that ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities, which primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded derivatives and listed equities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data, which includes financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

(In Thousands, except share data)

4. Securities Owned and Securities Sold, Not Yet Purchased (continued)

Level 3: Unobservable inputs that are not corroborated by market data, which is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable.

At December 31, 2010, securities owned and securities sold, not yet purchased by the Company are as follows:

Securities Owned, at Fair Value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)	Total fair value
U.S. Government and agency obligations	$ 6,041,607	$ 5,676,328	$ –	$ 11,717,935
Mortgage-backed obligations	7,610,452	617,521	33,125	8,261,098
Corporate debt, including convertible securities	54,706	7,883,231	2,847,358	10,785,295
Equities and warrants	2,710,827	169,203	3,762,727	6,642,757
Options	511,004	97,795	–	608,799
State and municipal obligations	–	–	9,284,411	9,284,411
Money market and commercial paper	–	2,239,213	–	2,239,213
	$ 16,928,596	$ 16,683,291	$ 15,927,621	$ 49,539,508
Securities sold, not yet purchased, at fair value				
U.S. Government and agency obligations	$ 8,582,469	$ 4,741,115	$ –	$ 13,323,584
Mortgage-backed obligations	52,256	–	50	52,306
Corporate debt, including convertible securities	50,847	1,692,529	1,500	1,744,876
Equities and warrants	2,292,052	12,927	832	2,305,811
Options	414,061	64,791	–	478,852
	$ 11,391,685	$ 6,511,362	$ 2,382	$ 17,905,429

4. Securities Owned and Securities Sold, Not Yet Purchased (continued)

During the twelve months ended December 31, 2010, the Company did not have any significant transfers of securities owned, at fair value and securities sold, not yet purchased at fair value between Levels 1 and 2 of the valuation hierarchy.

Securities owned, pledged as collateral, represents proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others. The Company also pledges securities owned, at fair value as collateral to counterparties on terms that do not permit the counterparty to sell or repledge the securities, which amounted to $11,685,970 at December 31, 2010.

Securities sold, not yet purchased represents obligations of the Company to deliver the specified securities at contracted prices and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

5. Financial Instruments

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased.

The following table represents financial instruments other than those classified as "at fair value," on the statement of financial condition:

	Carrying amount	At fair value
Securities purchased under agreements to resell	$ 58,007,372	$ 58,442,086
Securities sold under agreements to repurchase	87,748,663	87,752,937

Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed, securities loaned, receivables from and payables to customers, short-term borrowings and subordinated borrowings. All financial instruments carried at contract amounts either have short-term maturities (one year or less), are repriced frequently or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

(In Thousands, except share data)

5. Financial Instruments (continued)

The Company's customer activities involve the execution, settlement and financing of various securities transactions. In addition, the Company executes and clears customer and affiliated customer transactions for the purchase and sale of commodity futures contracts and options on futures contracts. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased and the writing of options contracts. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur, or contrabrokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's or broker's obligations. The Company seeks to control the risk associated with these activities by requiring customers or brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers or brokers to deposit additional collateral or reduce positions, when necessary.

The Company enters into collateralized resale and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

In the normal course of business, the Company obtains securities under resale, securities borrowed and custody agreements on terms that permit it to repledge or resell the securities to others.

At December 31, 2010, the Company obtained securities with a fair value of approximately $217,863,249 on such terms, of which substantially all have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under short sales.

5. Financial Instruments (continued)

Derivative Financial Instruments

Derivatives are financial instruments whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded as a standardized contract on an exchange or an individually negotiated contract in an over the counter market. The Company's derivative transactions are primarily in the form of options, futures and forwards. The Company records its derivative activities at fair value.

In the normal course of business, the Company enters into transactions for delayed-delivery, "to-be-announced" ("TBA"), and when-issued securities for which unrealized gains of $1,019,593 and unrealized losses of $1,113,574 are recorded in other assets and other liabilities and accrued expenses, respectively, in the statement of financial condition at December 31, 2010. These transactions, for purposes of valuation hierarchy, are classified as Level 1 as of December 31, 2010.

A large portion of the Company's derivative financial instruments are TBA mortgage securities requiring forward settlement. As a principal in the mortgage-backed securities business, the Company has outstanding forward purchase and sale agreements committing the Company to receive or deliver mortgage-backed securities. These forward contracts are generally short term with maturity or settlement dates ranging from 30 to 120 days.

The Company enters into transactions in option, futures and forward contracts with off-balance sheet risk in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk and in connection with its normal proprietary trading activities.

Futures and forward contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain.

For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

(In Thousands, except share data)

5. Financial Instruments (continued)

Derivative Financial Instruments (continued)

The Company enters into economic hedge transactions, mainly consisting of total return swaps, directly with an affiliate. These transactions are used to hedge against interest rate, market and credit risks associated with commercial mortgage backed securities and student loan auction rate securities, which are included in securities owned on the statement of financial condition. The Company does not apply hedge accounting as defined in ASC Topic 815, as all financial instruments are marked to market with changes in fair value reflected in earnings. These derivative contracts are short term in nature as they are settled and reset monthly. These transactions, for purposes of valuation hierarchy, are classified as Level 2 as of December 31, 2010.

The following table represents the Company's disclosure requirements of ASC 815:

Derivatives not designated as hedging instruments	Fair value of asset derivatives located in other assets	Fair value of liability derivatives located in other liabilities and accrued expenses
Forward contracts	$ 1,019,593	$ 1,113,574
Total return swap contracts	–	23,101
Total	$ 1,019,593	$ 1,136,675

6. Employee Benefit Plans

The Company participates with affiliates in a non-contributory defined benefit pension plan sponsored by the Parent that provides retirement benefits to eligible employees. Effective December 2, 2001, the defined benefit pension plan was closed to new employees, and new employees were automatically enrolled into the new Retirement Contribution feature of the defined contribution plan (as discussed below) and began earning Retirement Contributions equal to 4.0% of eligible compensation, subject to certain limitations prescribed by the Internal Revenue Code, beginning January 1, 2002. (Effective January 1, 2010 the 4.0% multiplier was reduced to 3.5%). In addition, existing employees as of December 1, 2001 made an election either to participate in the new Retirement Contribution feature of the defined contribution plan as of January 1, 2002 or to remain in the defined benefit pension plan.

(In Thousands, except share data)

6. Employee Benefit Plans (continued)

The Company participates in Parent-sponsored postretirement medical, dental and life insurance plans. For employees hired on or before December 31, 2007, retiree premiums are subsidized, retiree contributions are adjusted annually and deductibles, coinsurance, and/or copays apply. The postretirement life insurance plan is non-contributory; the Parent's policy is to pay premiums as required by the carrier. With respect to the postretirement medical and dental, the Parent's policy is to fund benefits on a pay-as-you-go basis.

For employees hired on or after January 1, 2008, retiree premiums are unsubsidized, costs are adjusted annually, deductibles and coinsurance apply, and postretirement life insurance does not apply. With respect to postretirement medical and dental, the Parent's policy is to fund the liability in amounts determined at the discretion of management.

The Company also participates in a defined contribution 401(k) plan of the Parent.

7. Employee Incentive Plans

Selected personnel received part of their variable compensation in the form of awards granted under deferred compensation plans.

Awards are generally made in restricted Parent shares (or notional shares), which vest ratable over three years. During 2009, the Company only granted share awards to certain employees for which it had a contractual commitment; in 2009 most awards were generally granted in the form of deferred cash, which vests ratable over three years subject to performance conditions being met. No further grants will be made under this plan. Starting in 2010, awards are generally made in restricted Parent shares (or notional shares), which vest ratable over three years again. During 2010, selected employees received grants of performance shares under a one-off forward looking plan, which vest after five years subject to a share price condition being met. Depending on the share price performance, between one and three times of the originally awarded performance shares vest in full after five years.

7. Employee Incentive Plans (continued)

The Company offers a share purchase plan. Until the end of 2009, this plan provided eligible employees the opportunity to purchase Parent shares at their market value on the purchase date and receive two options for each Parent share purchased, up to a maximum limit. The options have a strike price equal to the market value of the stock on the date the option is granted. Share purchases can be made annually from bonus compensation, or quarterly based on regular deductions from salary. Parent shares purchased under this plan are fully vested but are restricted from sale for two years from the time of purchase, and the options vest after two years and expire ten years after the date of grant. Starting in 2010, the options have been replaced with matching notional shares, i.e. eligible employees are given an opportunity to purchase Parent shares at their market values on the purchase date and for every three Parent shares purchased employees are granted one free notional share, which generally vests after two to three years.

Currently, some Parent share award plans contain clauses which permit the employee to voluntarily terminate employment and continue to vest in their awards provided they do not join a financial services organization. The Company recognizes these costs in the year of performance, net of the expected forfeiture rate which approximated 7.1% at December 31, 2010.

In general, the Company determines the fair value of share and other option awards on the date of grant, which is generally expensed over the vesting period. Awards over cash are also expensed over the vesting period. Awards are generally granted to employees by the Parent and are settled by the Parent.

8. Members' Equity

At December 31, 2010, members' equity reported on the statement of financial condition includes Class A and Class B Members' Interests and Preferred Member's Interest, all of which were held by the Parent or UBS Americas Inc. The Preferred Member's Interest are non-voting and have preference over the payment of dividends of the Company's Class A and B Members' Interests. Dividends on the Preferred Member's Interest are cumulative and payable quarterly at the London Interbank Offered Rate ("LIBOR"). The Company, with prior written approval of the NYSE, may redeem at any time, any or all of the Preferred Member's Interest at par value plus an amount equal to accrued and unpaid dividends through redemption date.

(In Thousands, except share data)

9. Commitments and Contingencies

The Company is committed to pay rent for office space under non-cancellable leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. The Company has various lease renewal options ranging from five to eight years for substantially all of its leased space, beginning with lease agreements expiring in August 2012. The minimum annual rental payments are expected to be reduced by various sublease agreements.

Expected minimum annual rental payments and sublease income are as follows:

	Minimum Annual Rental Payments	Minimum Sublease Income
2011	$ 16,338	$ 573
2012	16,212	573
2013	16,013	276
2014	15,789	184
2015	13,876	–
Thereafter	9,471	–

In the normal course of business, the Company enters into underwriting commitments. There were no open commitments at December 31, 2010.

In November 2006, the Parent, together with any of its affiliates, and others received subpoenas from the Antitrust Division of the U.S. Department of Justice ("DOJ") and the SEC seeking information relating to the investment of proceeds of municipal bonds issuances and associated derivative transactions. In addition, various state Attorneys General have issued subpoenas seeking similar information. The investigations are ongoing, and the Parent is cooperating. Several putative class actions also have been filed in Federal District Courts against the Parent and numerous other firms. In the SEC investigation, on February 4, 2008, the Parent received a "Wells notice" advising that the SEC staff is considering recommending that the SEC bring a civil action against the Parent in connection with the bidding of various financial instruments associated with municipal securities. In December 2010, three former employees of the Company or affiliates were indicted in connection with the federal criminal antitrust investigation. The discussions with the SEC, DOJ, and a number of state Attorneys General are ongoing.

9. Commitments and Contingencies (continued)

On August 8, 2008, the Parent entered into settlements in principle with the SEC, the New York Attorney General ("NYAG") and other state agencies represented by the Northern American Securities Administrators Association, whereby the Parent has agreed to offer to buy back auction rate securities ("ARS") from eligible customers within certain time periods, the last of which began on June 30, 2010. The Parent continues to finalize agreements with the other state regulators.

On August 8, 2008, the Company entered into an ARS Purchase Agreement with UBS Financial Services Inc. ("UBSFSI"), under the terms of the agreement, the Company would purchase from UBSFSI ARS which UBSFSI would have acquired from its clients under terms of the regulatory settlement. However, on October 7, 2008, the Auction Rate Securities Purchase Agreement was cancelled and the Parent assumed responsibility of the future commitments associated with ARS. The Parent has materially completed its obligation under the ARS Purchase Agreement.

With respect to matters relating to the credit crisis, the Parent, including the Company, is responding to a number of governmental inquiries and investigations, and is involved in a number of litigations, arbitrations and disputes, in particular relating to mortgage-related securities and other structured transactions and derivatives. These matters concern, among other things, the Parent's or Company's valuations, accounting classifications, disclosures, write-downs, underwriting, contractual obligations and interactions with rating agencies, as well as its role as underwriter in securities offerings for other issuers. In particular, the Company has communicated with and has responded to inquiries by the SEC, FINRA, the Financial Crisis Inquiry Commission, the NYAG, and DOJ, regarding some of these issues and others, including: the role of internal control units; the risk control, valuation, structuring and marketing of mortgage-related instruments; and compliance with public disclosure rules. The Company is named as defendant in lawsuits pending in various jurisdictions with respect to residential mortgage-backed and certain other fixed income structured securities such as collateralized debt obligations. These lawsuits allege violations of federal and state securities laws, contract claims, and common law fraud claims, among other alleged claims, and seek compensatory damages and/or rescission, among other relief.

9. Commitments and Contingencies (continued)

From 2002 through about 2007, the Company was a substantial underwriter of U.S. residential mortgage-backed securities ("RMBS"). The Company has been named as a defendant relating to its role as underwriter of RMBS in more than 20 lawsuits relating to at least $39 billion in original face amount of RMBS underwritten by the Company. Most of the lawsuits are in their early stages. Many have not advanced beyond the motion to dismiss phase; some are in the early stages of discovery. In connection with certain of the lawsuits, the Company expects to be indemnified against any loss or liability by third-party issuers. The Company is also named as a defendant in litigation by insurers of RMBS seeking recovery of insurance paid to RMBS investors. These insurers allege that the Company and other RMBS underwriters aided and abetted misrepresentations and fraud by RMBS issuers, and claim equitable and contractual subrogation rights. The Company has also been contacted by certain government-sponsored enterprises requesting that the Company repurchase securities issued in affiliate-sponsored RMBS offerings.

A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against the Parent, a number of current and former directors and senior officers and certain banks that underwrote the Parent's May 2008 Rights offering (including the Company) alleging violation of the U.S. securities laws in connection with the Parent's disclosures relating to its positions and losses in mortgage-related securities, its positions and losses in auction rate securities, and its U.S. cross-border business. Defendants have moved to dismiss the complaint for failure to state a claim.

In addition to the above mentioned cases, the Company is involved in litigation arising in the normal course of business.

In the opinion of management, after consultation with legal counsel, the ultimate resolution of such aforementioned litigation will not have a materially adverse effect on the Company's financial position.

(In Thousands, except share data)

10. Related Party Transactions

Pursuant to various service fee arrangements, the Company provides and receives services to and from affiliates. The related receivable and payable, which are included in other assets and other liabilities and accrued expenses in the statement of financial condition, were $129,121 and $114,624, respectively, at December 31, 2010.

The Company primarily uses office space leased by the Parent, and is charged accordingly under the aforementioned service fee arrangements.

The Company clears certain commodity transactions through affiliates. In addition, affiliates clear certain customer and proprietary securities and commodity transactions through the Company.

The Company enters into securities and foreign exchange transactions with affiliates in the normal course of business.

As of December 31, 2010, the Company had balances with affiliates as follows:

	Assets	Liabilities
Cash	$ 27,162	$ –
Amounts with customers	3,599	2,041,766
Amounts with brokers, dealers and clearing organizations	4,056,299	4,716,867
Securities borrowed / loaned	10,729,127	24,623,497
Resale/repurchase agreements	6,701,280	41,322,038
Securities received / returned as collateral	388,771	388,771
Short-term borrowings	-	4,571,723
Accrued interest	16,023	34,705
Other assets / liabilities and accrued expenses	151,509	132,733

Short-term borrowings are due on demand and bear interest based on variable rates.

(In Thousands, except share data)

11. Subordinated Borrowings

The Company has subordinated borrowings with UBS Americas Inc., consisting of term loans of $525,000 and $750,000 both maturing on December 31, 2012, $250,000 maturing on December 31, 2013, $2,000,000 maturing on September 30, 2012, $2,000,000 maturing on September 30, 2017, $500,000 maturing on November 30, 2012 and $2,100,000 maturing on February 28, 2013.

The Company also has revolving subordinated loan agreement with UBS Americas Inc. This agreement provides revolving credit line of $11,600,000 through December 31, 2013, with final maturity at December 31, 2014. As of December 31, 2010, the Company has drawn down $4,300,000 of the $11,600,000.

Loans with UBS Americas Inc. bear interest at rates that reset at variable intervals as determined by the affiliates, based upon similar funding costs charged by the Parent.

All subordinated borrowings have been approved by the FINRA and the Chicago Mercantile Exchange Group and thus are available in computing regulatory net capital (see Note 13).

12. Nontransferor Sponsor of QSPEs in Securitizations

The Company is in the business of sponsoring securitizations (i.e., helped transform financial assets into securities through sales transactions) of securities and other financial assets, principally mortgage-backed and asset-backed securities, acting as lead or co-manager. The Company's continuing involvement in these securitization transactions was primarily limited to the temporary retention of various securities. The Company did not sponsor any securitizations during 2010.

At December 31, 2010, the Company retained $132,464 in Commercial Mortgage-Backed Securities (CMBS); $23,831 in Collateralized Debt Obligations (CDO) and Collateralized Loan Obligations (CLO); and $24,124 in non-agency residential mortgage securities. These retained interests are generally valued using observable market prices and, when available, are verified by external pricing sources. Retained interests includes positions acquired in secondary markets subsequent to securitizations and substantially all retained interest in securities are rated investment grade or higher. Retained interests are included in securities owned, at fair value on the statement of financial condition.

(In Thousands, except share data)

12. Nontransferor Sponsor of QSPEs in Securitizations (continued)

The Company and its affiliates sponsored securitizations utilizing SPEs as part of the securitization process. The Company is involved with various entities in the normal course of business that may be deemed to be VIEs. The Company's variable interests in such VIEs predominately include debt and equity interests. The Company's involvement with VIEs arises from being the primary beneficiary as described in Note 2 and from retained interest in connection with securitization activities. At December 31, 2010, $1,802 of loans held within the SPEs are included in other assets, and the related issued debt is included in other liabilities and accrued expenses in the statement of financial condition. These financial instruments have been classified as Level 3 in accordance with FASB ASC Topic 820 – "Transfers and Servicing", under the criteria as described in Note 4. For the non-consolidated VIEs, for which the Company was also the sponsor, the Company's maximum exposure to loss is its retained interest of $180,419.

The Company does not have any explicit or implicit incremental arrangements that could require it to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to such VIEs, including events and circumstances that could expose the Company to loss. The Company has not provided financial or other support during the period to such VIEs that it was not previously contractually required to provide.

13. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or the risk based capital requirement under the Commodity Exchange Act. At December 31, 2010, the Company had net capital of $11,146,647, which was $10,165,374 in excess of the required net capital of $981,273. The Company's ratio of net capital to aggregate debit items was 40%.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company is also subject to certain conditions imposed by the Federal Reserve Board, including limitations on certain activities with affiliates.

(In Thousands, except share data)

14. Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes rather than for financial reporting purposes. Provisions for deferred taxes, if applicable, are made in recognition of these temporary differences in accordance with the provisions of FASB ASC Topic 740 – "Income Taxes" ("ASC Topic 740").

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

In accordance ASC Topic 740, a valuation allowance is to be recorded whenever the ultimate realization of deferred tax assets is, more likely than not, not going to be realized. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will not be realized for any of its UBT deferred tax assets, and accordingly, a valuation allowance of $691,236 has been recorded.

The components of the Company's deferred tax assets and liabilities as of December 31, 2010 were as follows:

Net Operating Loss Carry forwards	$	673,261
Employee Benefits		14,325
Valuation of Trading and Other Assets		10,988
Total Deferred Tax Assets		698,574
Less: Valuation Allowance		(691,236)
Deferred Tax Assets Net of Valuation Allowance		7,338
Less: Deferred Tax Liabilities		(7,338)
Total Net Deferred Tax Assets	$	-

At December 31, 2010, the Company's net operating loss carryforwards will begin to expire in 2027. For UBT purposes, there is generally no carryback allowed.

(In Thousands, except share data)

14. Income Taxes (continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Total amounts of unrecognized tax benefits as at January 1, 2010	$	19,544
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a prior period		11,125
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a prior period		(240)
Total amounts of unrecognized tax benefits as of December 31, 2010	$	30,429

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	$	29,475
The total amounts of interest and penalties recognized in the statement of operations	$	(36)
The total amounts of interest and penalties recognized in the statement of financial condition	$	4,862

The Company files U.S. federal, state and local income tax returns as a partnership. As of December 31, 2010, the Company is currently under examination by the Internal Revenue Service ("IRS") for the tax years 2005 through 2008. Additionally, the Company is under examination by New York City for its UBT returns for the tax years 2003 through 2005.

15. Subsequent Event

The Company has evaluated subsequent events through February 28, 2011, the issuing date of the statement of financial condition. The Company did not note any subsequent events requiring disclosure to the statement of financial condition.

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Statement of Financial Condition

UBS Securities LLC
Year ended December 31, 2010
with Report of Independent Registered Public Accounting Firm

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